Exhibit 12.1

SPRINGLEAF HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

	Successor Company					Predecessor Company
					One Month	Eleven Months
	Year Ended	Year Ended	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	November 30,
(dollars in thousands)	2014	2013	2012	2011	2010	2010

Earnings:
Income (loss) before provision for (benefit from) income taxes	$904,496	$77,557	$(305,368)	$(360,138)	$1,463,458	$(261,887)
Interest expense	734,022	919,749	1,075,205	1,284,773	120,328	996,469
Implicit interest in rents	9,863	10,000	12,115	12,638	1,207	13,751
Total earnings	$1,648,381	$1,007,306	$781,952	$937,273	$1,584,993	$748,333
Fixed charges:
Interest expense	$734,022	$919,749	$1,075,205	$1,284,773	$120,328	$996,469
Implicit interest in rents	9,863	10,000	12,115	12,638	1,207	13,751
Total fixed charges	$743,885	$929,749	$1,087,320	$1,297,411	$121,535	$1,010,220
Ratio of earnings to fixed charges *	2.22	1.08	0.72	0.72	13.04	0.74

*	Earnings did not cover total fixed charges by $305.4 million in 2012, $360.1 million in 2011, and $261.9 million during the eleven months ended November 30, 2010.

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